Biomotion Sciences

250 Park Avenue, 7th Floor

New York, NY 10177

Telephone: (212) 572-6395

July 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:	Franklin Wyman
Kevin Vaughn
Daniel Crawford
Tim Buchmiller

Re:	Biomotion Sciences
Amendment No. 2 to Registration Statement on Form S-4 Filed July 5, 2024 SEC File Number 333-279281

Ladies and Gentlemen:

On behalf of Biomotion Sciences (the “Company”), we have provided below the Company’s response to the oral comment of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2, filed on July 5, 2024, to the Company’s Registration Statement on Form S-4, which was originally filed on May 9, 2024 (the “Registration Statement”).

Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”), which the Company is filing concurrently herewith with the Commission through the Commission’s EDGAR system.

Risk Factors

1.	Oral comment conveyed by the Staff on July 10, 2024, regarding the Company’s disclosure of the risk that Moringa Acquisition Corp may be deemed an investment company under the Investment Company Act of 1940, as amended.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of the Amended Registration Statement.

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If you have any comments or questions regarding the foregoing., please direct them to Brian N. Wheaton, Esq., at Greenberg Traurig, LLP, our U.S. legal counsel, at (212) 801-6914 or wheatonb@gtlaw.com, or to Jonathan M. Nathan, Adv., at Meitar Law Offices, our Israeli legal counsel, at +972-52-312-5574 or jonathann@meitar.com. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Ilan Levin
Ilan Levin
Chief Executive Officer

CC:	Gil Maman Biomotion Sciences

Mark S. Selinger, Esq.

Brian N. Wheaton, Esq.

Gary Emmanuel, Esq.

Greenberg Traurig, LLP

J. David Chertok, Adv.

Jonathan M. Nathan, Adv.

Elad Ziv, Adv.

Meitar Law Offices